EXHIBIT 12
DELPHI CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Income (loss) from continuing operations before income taxes, minority interest, and equity income	$3,249	$(2,794)	$(5,021)	$(2,243)	$(844)
Cash dividends received from non-consolidated affiliates and other	2	29	(10)	25	14
Portion of rentals deemed to be interest	46	51	49	55	57
Interest and related charges on debt	486	769	427	318	231

Earnings available for fixed charges	$3,783	$(1,945)	$(4,555)	$(1,845)	$(542)

Fixed charges:
Portion of rentals deemed to be interest	$46	$51	$49	$55	$57
Interest and related charges on debt	486	769	427	318	231

Total fixed charges	$532	$820	$476	$373	$288

Ratio of earnings to fixed charges	7.1	N/A	N/A	N/A	N/A
     The ratio of earnings to fixed charges for the year ended December 31, 2008 was 7.1. Fixed charges exceeded earnings by $2,765 million, $5,031 million, $2,218 million and $830 million for the years ended December 31, 2007, 2006, 2005 and 2004, respectively, resulting in a ratio of less than one.